1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3333 Fax

July 22, 2022

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Deborah L. O’Neal and Keith O’Connell

Re: Schwab Strategic Trust (File Nos. 333-160595 and 811-22311) (the “Registrant”)

Dear Ms. O’Neal and Mr. O’Connell:

The U.S. Securities and Exchange Commission (“SEC”) staff (“Staff”) previously provided comments on Post-Effective Amendment (“PEA”) No. 141 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 143 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a)(2) under the 1933 Act on March 2, 2022. Dechert LLP responded on behalf of the Registrant via letter dated June 2, 2022. This letter responds to certain additional comments from the Staff following our prior response letter. PEA No. 141 relates to the registration of shares of Schwab Crypto Economy ETF (the “Fund”), which is a new series of the Registrant. The SEC staff’s comments set forth below were provided by you in a telephonic discussion on June 7, 2022.

Throughout this letter, capitalized terms have the same meaning as in PEA No. 141, unless otherwise noted. A summary of the Staff’s comments, followed by the responses of the Registrant, is set forth below:

1.	Comment: Given the name of the Fund, please add additional disclosure regarding the objective/quantifiable criteria that will be used by the Fund’s underlying index to determine whether an index constituent is tied economically to the “crypto economy.” For example, we suggest that the underlying index adopt a test requiring eligible issuers to derive at least 50% of their revenues or profits from the “crypto economy.” Otherwise, please change the Fund’s name.

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Response:

I. FUND’S NAME, INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENT STRATEGIES

The Fund has changed its name to Schwab Crypto Thematic ETF to more clearly demonstrate that the Fund seeks exposure to an investment theme, not a particular type of investment or industry within the meaning of Rule 35d-1 under the 1940 Act.

The Fund’s investment objective is to track as closely as possible, before fees and expenses, the total return of an index that is designed to deliver global exposure to companies that may benefit from the development or utilization of cryptocurrencies (including bitcoin) and other digital assets, and the business activities connected to blockchain and other distributed ledger technology. To pursue this investment objective, the Fund has a policy that under normal circumstances it will invest at least 80% of its net assets (including, for this purpose, any borrowings for investment purposes) in securities, including depositary receipts, included in the Schwab Crypto Thematic Index (the “Index”) (the “80% Policy”). The Index’s rules-based methodology is summarized in the Fund’s prospectus. In response to the Staff’s comment, the following additional disclosure has been added to the Fund’s prospectus:

Summary Section of the Prospectus:

The index is constructed using a proprietary rules-based methodology. The index methodology identifies and weights securities for inclusion in the index based on an objective determination of relevance and exposure to the Theme, which involves four steps:

(1)	Each company in the eligible universe ~~(which includes any company listed on a stock exchange in the Eligible Trading Venues)~~ is scored based on its exposure to the Theme, their “Thematic Beta”. Each company’s Thematic Beta is calculated by applying a proprietary natural language algorithm using keyword terms to ~~multiple~~ review large volumes of publicly available data, including datasets and documents. Each document is then ‘scored’ for its relevance to the Theme based on a scoring algorithm and the scores for each company in the eligible universe are aggregated to determine the overall Thematic Beta for each company.

(2)	Each company with a Thematic Beta score greater than zero is then mapped to one or more common equity securities, including ADRs, GDRs and EDRs, listed on ~~major stock~~ exchanges in the Eligible Trading Venues (the Index Universe). If a

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corresponding security cannot be identified then the company is removed from consideration.

(3)	Liquidity and investability screens are then applied to each security in the Index Universe. Securities that do not meet the screen criteria are removed from the Index Universe.

(4)	The remaining securities in the Index Universe that have passed the applicable liquidity and investability screens are ranked by a function of their Thematic Beta and the weight of the security from the previous rebalancing (if applicable)~~, and up~~. Up to 50 companies are kept in the Index Universe. ~~Each security is initially assigned a~~The securities are then reviewed by the index provider to ensure that they are positively exposed to the Theme based on one or more factors and business metrics applied by the index provider. If it is not possible to gain confidence in the stock’s positive exposure to the Theme, then the company’s securities are removed from the Index Universe and the next highest ranked company is added. Following this review, each security is assigned an initial weight that is directly proportionate to its relative Thematic Beta which is then adjusted based on minimum and maximum weight constraints.

The methodology used by the index differs from the methodologies used by more traditional indexes to identify and weight index constituents because it utilizes a natural language algorithm (i.e., searches for key words or terms) to determine a company’s relevance to the Theme, whereas more traditional index methodologies may utilize financial metrics, such as a company’s past profits or revenue, to identify and weigh index constituents. Using a natural language algorithm may result in the index including companies that would not be classified by a more traditional index methodology as a company within the Theme, that do not have material exposure to the Theme based on profits, revenue or other financial metrics, or that have significant business operations or lines of business unrelated to the Theme. This means that the operating results of companies included in the index may not be tied economically to the Theme. Conversely, the index methodology may overlook companies that have material economic exposure to the Theme that otherwise would have been included in the index if the publicly available data for those companies had included the relevant keyword terms.

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Statutory Prospectus:

Index Methodology

The index is constructed using a proprietary rules-based methodology. The index methodology identifies and weights securities for inclusion in the index based on an objective determination of relevance and exposure to the Theme that involves four steps:

Step 1: Calculation of Companies’ Thematic Betas

Each company in the eligible universe ~~(which includes any company listed on a stock exchange in the Eligible Trading Venues)~~ is scored based on its exposure to the Theme, their “Thematic Betas”:

•	Each company’s Thematic Beta is calculated by applying a proprietary natural language algorithm using keyword terms to ~~multiple~~ review large volumes of publicly available data, including datasets and documents.
•	Each document is then ‘scored’ for its relevance to the Theme based on a scoring algorithm and the scores for each company in the eligible universe are aggregated to determine the overall Thematic Beta for each company.

Step 2: Mapping from Companies to Securities

Each company with a Thematic Beta score greater than zero is then mapped to one or more common equity securities, including ADRs, GDRs and EDRs, listed on ~~major stock~~ exchanges in the Eligible Trading Venues (the Index Universe). If a corresponding security cannot be identified, the company is removed from consideration.

Step 3: Applying Security Screens

Eligible companies must have:

•	A minimum average daily trading volume (ADTV) over the most recent 90-day period. The minimum ADTV of each company will depend on whether the company is a current index constituent or a new index constituent.
•	A minimum free float percentage of total shares outstanding.
•	A minimum free float share class market cap. The minimum free float share class market cap of each company will depend on whether the company is a current index constituent or a new constituent.
•	More than 30 days of historical returns data over a most recent 50 calendar day period.

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Step 4: Selecting and Weighting the Highest Ranked Securities

The remaining Index Universe is ranked by a function of their Thematic Beta and the weight of the security from the previous rebalancing (if applicable), and up to 50 companies are kept in the Index Universe~~:~~. The securities are then reviewed by the index provider to ensure that they are positively exposed to the Theme, as determined by the index provider, based on one or more factors and business metrics, including: Theme-related language in the company’s annual report, recent company announcements and events related to the Theme, evidence of exposure to the Theme through financial results for the company, investing in research and development in the Theme, and other public evidence of positive exposure. If it is not possible to gain confidence in the company’s positive exposure to the Theme, as determined by the index provider, then the security is removed from the Index Universe and the next highest ranked company is added.

Once the underlying securities have been selected, the Index target weights are calculated:

•	Each security is initially assigned a weight that is directly proportionate to its relative Thematic Beta which is then adjusted based on maximum and minimum weight constraints, as well as its previous weight in the index (if applicable).
•	The maximum and minimum weight for each security is set at predetermined levels which may be adjusted downward due to ADTV and free float market cap constraints, or on a constituent’s previous weight.
•	A limit on the aggregate weight of securities is also applied.

II. RELEVANT LAW

Section 35(d) of the 1940 Act prohibits funds from employing names that are materially deceptive or misleading. The National Securities Markets Improvement Act of 1996 amended Section 35(d) of the 1940 Act to provide the SEC with rulemaking authority to define names or titles that are materially deceptive or misleading. Pursuant to this authority, the SEC proposed Rule 35d-1 in 1997 (“Proposed Rule”).

A. Rule 35d-1 As Proposed

Under the Proposed Rule, a fund’s name would be materially deceptive or misleading if the name suggested an investment in certain securities (later changed to investments in the final Rule) or industries (“Investment/Industry Specific Fund”) unless the fund adopted a fundamental policy to invest at least 80% of its assets in the type of security or industry indicated by the fund’s name (“80% Test”).

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Where a fund’s name suggested an investment in a certain country or geographic region (“Location Specific Fund”), the Proposed Rule would have viewed such a name as being materially deceptive or misleading unless the fund satisfied a two-part test (“Two-Part Test”). First, the Location Specific Fund would be required to adopt a fundamental policy to invest at least 80% of its assets in securities of issuers that are economically tied to the particular country or geographic region indicated by the fund’s name (i.e., the 80% Test). Second, the fund would be required to invest in securities satisfying one of the following criteria:

(i) securities of issuers that are organized under the laws of the country or of a country within the geographic region suggested by the fund’s name or that maintain their principal place of business in that country or region;

(ii) securities that are traded principally in the country or region suggested by the fund’s name; or

(iii) securities of issuers that, during the issuer’s most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region suggested by the fund’s name or that have at least 50% of their assets in that country or region.

B. Rule 35d-1 As Adopted

After considering comments on the Proposed Rule, the SEC adopted Rule 35d-1 in 2001 with certain significant changes. In relevant part, the SEC modified the proposed Two-Part Test for Location Specific Funds by removing the second requirement. The SEC noted that it was persuaded by commentators that this limitation under the proposed Two-Part Test was “too restrictive” because the three additional criteria could prevent a Location Specific Fund from investing in certain issuers that would “expose an investment company to the economic fortunes or risks of a country or geographic region indicated in the fund’s name.” The SEC indicated that the disclosure approach adopted under Rule 35d-1 (without the second requirement of the Two-Part Test) “will allow [a Location Specific Fund] the flexibility to invest in additional types of investments that are not addressed by the three proposed criteria” but still expose the fund to the “economic fortunes and risks of the country or geographic region indicated by its name.”

As adopted, Rule 35d-1 contains different 80% Tests for Investment/Industry Specific Funds and Location Specific Funds. Under Rule 35d-1(a)(2), an Investment/Industry Specific Fund’s name will be materially deceptive and misleading unless: (i) the fund adopts a policy to invest, under normal circumstances, at least 80% of its assets in the particular industry suggested by the fund’s name; and (ii) either the policy is a fundamental policy under Section 8(b)(3) of the 1940 Act, or the fund has adopted a policy to provide the fund’s shareholders with at least 60 days prior notice of any change in the policy (“Shareholder Notice Policy”).

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Under Rule 35d-1(a)(3), a Location Specific Fund’s name will be materially deceptive and misleading unless: (i) the fund adopts a policy to invest, under normal circumstances, at least 80% of its assets in investments that are tied economically to the particular country or geographic region suggested by the fund’s name; (ii) the fund discloses in its prospectus the specific criteria used by the fund to select investments that are consistent with this policy; and (iii) either the policy is a fundamental policy or the fund has adopted a Shareholder Notice Policy.

III. ANALYSIS

A. The Fund’s Name Does Not Implicate Rule 35d-1

The Registrant does not believe that Rule 35d-1 is applicable to the Fund. The Fund’s name corresponds with an investment theme, not a particular type of investment or industry, and the Fund’s new name further emphasizes this distinction. The identification of a particular company as relevant to a particular investment theme and the relevance of a particular investment theme to one or more companies or groups of companies is governed by the Index’s proprietary rules-based methodology. Investment themes are not suggestive of a particular type of investment or industry. Rather, an investment theme connotes a particular investment strategy as opposed to a particular type of investment.

However, as noted above, the Fund has adopted the 80% Policy related to investment in the Index and discloses how the Index identifies the types of companies that fall within the Theme.

B. A 50% Revenues/Profits Test is Not Mandated under Rule 35d-1

The Fund is not required to adopt a 50% of revenues or profits test (“Revenues/Profits Test”), or any type of quantifiable test, as suggested by the Staff. The Revenues/Profits Test appears to be derived from the Proposed Rule, which would have applied the Revenues/Profits Test as one of three criteria comprising the second part of a Two-Part Test. The proposed Two-Part Test was intended to apply only to Location Specific Funds. Importantly, the Proposed Rule did not apply the Revenues/Profits Test to Investment/Industry Specific Funds.

Because the Fund’s name does not indicate an investment in any particular country or geographic region, it is not a Location Specific Fund. Therefore, it is clear the Revenues/Profits Test was never intended by the SEC to apply to the Fund.

Furthermore, solely for the sake of argument, even if the Revenues/Profits Test applied to funds that are not Location Specific Funds, Rule 35d-1 does not obligate any funds to adopt the

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Revenues/Profits Test (or any of the three criteria set forth in the second half of the Two-Part Test) to meet the requirements of the Rule. In adopting Rule 35d-1, the SEC expressly rejected the Revenues/Profits Test and other such criteria as a requirement under the Rule due, in part, to concerns that such a test would unduly restrict a fund’s investment program. Instead, the SEC adopted a disclosure approach without the second requirement of the Two-Part Test stating that Rule 35d-1 “will allow [a Location Specific Fund] the flexibility to invest in additional types of investments that are not addressed by the three proposed criteria” but still expose the fund to the “economic fortunes and risks of the country or geographic region indicated by its name.”

Thus, a Location Specific Fund is required to specify in its prospectus the criteria used by the fund to select the investments that are suggested by the fund’s name. However, Rule 35d-1 specifically does not (i) define the particular criteria that would satisfy the requirements of the Rule or (ii) require any fund (even a Location Specific Fund) to adopt the Revenues/Profits Test.

Therefore, while the Revenues/Profits Test might be a reasonable metric for Location Specific Funds to use in seeking to tie such funds’ investments to the risks and fortunes of certain types of issuers, the use of a Revenues/Profits Test for Investment/Industry Specific Funds is clearly not required by the SEC and was never contemplated by the SEC to be used with respect to Investment/Industry Specific Funds, and certainly not with respect to funds, such as the Fund, that are not subject to Rule 35d-1.

C. Applying the Revenues/Profits Test Would Hinder the Fund

Applying the Revenues/Profits Test would present significant issues in implementing the principal investment strategies of the Fund. As suggested above, we believe that Rule 35d-1 is generally designed to provide flexibility to funds to define the specific type of investments indicated by their names. Requiring the Fund (or the Index) to adopt the Revenues/Profits Test as a criterion for vetting companies within a particular investment theme would prohibit the Fund from pursuing its investment program. Certain companies that otherwise would be appropriate investments for the Fund would be eliminated from investment consideration because of (i) the tremendous difficulty associated with verifying whether each potential investment (i.e., company) would qualify under the Revenues/Profits Test or (ii) the fact that some companies, while having exposure to the investment theme, may not have yet generated sufficient revenues or profits tied to the investment theme and, thus, would fail the Revenues/Profits Test.

For example, the Fund’s current principal investment strategy permits the Fund to invest in companies that are positively exposed to the Theme based on the Index’s rules-based methodology. Some of these companies may have a significant amount of their resources invested in developing new products or services that have not yet reached financial viability, or are otherwise generating

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revenues or profits unrelated to the Theme, either of which could cause these companies to fail the Revenues/Profits Test even though they otherwise would fall within the Fund’s Theme.

Because the Revenues/Profits Test would unduly restrict the ability of the Fund to pursue its investment program without providing additional investor protections, the Fund should not be subject to the Revenues/Profits Test as suggested by the Staff.

D. The Fund Otherwise Addresses Section 35(d) Concerns

The Index’s rules-based methodology and the Fund’s current 80% Policy satisfy the concerns underlying Section 35(d) and Rule 35d-1. Congress adopted Section 35(d) of the 1940 Act to address the “concern that investors may focus on an investment company’s name to determine the nature of the fund’s investments and risks.” In enacting Section 35(d), Congress concluded “that investor protection would be improved by giving the [SEC] rulemaking authority to address potentially misleading investment company names.” The SEC adopted Rule 35d-1 to address fund names likely to mislead an investor about a fund’s investment emphasis and to “provide investors greater assurance that [a fund’s] investments will be consistent with its name.”

One important distinction between the Fund, an exchange-traded fund, and mutual funds, the predominant form of investment companies prevalent when Rule 35d-1 was adopted in 2001, is the transparency of the Fund’s investments. Mutual funds normally provide portfolio holdings information to the public on a quarterly basis, often on a 60-day lag. As a result, the portfolio holdings of a mutual fund could potentially drift from the types of investments indicated by the fund’s name without shareholder knowledge, potentially in ways shareholders do not expect. By contrast, the Fund is a fully transparent ETF that will provide portfolio holdings information to the public on a daily basis consistent with Rule 6c-11 under the 1940 Act. This daily full transparency of the Fund’s holdings: (i) permits investors and other market participants to monitor the Fund’s investments and confirm (if they want) that the Fund’s holdings are consistent with its name and their expectations, (ii) creates a strong incentive for the Fund to make investments that are consistent with its name in order to provide investors with greater certainty and encourage asset growth, and (iii) provides additional assurance that the Fund will invest in companies that are tied to the Fund’s Theme without the need for the Fund (or Index) to adopt an additional Revenues/Profits Test or other similar quantifiable metric.

IV. CONCLUSION

For the reasons set forth above, we respectfully assert that the name of the Fund, as revised, does not implicate Rule 35d-1 or Section 35(d). Even if the name of the Fund were to implicate Rule 35d-1, Rule 35d-1 does not require the Fund to adopt the Revenues/Profits Test suggested by the

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Staff in addition to the Fund’s current 80% Policy. Furthermore, the Registrant believes that a Revenues/Profits Test will unduly restrict the Fund’s investment program without providing any additional protection to investors.

Nonetheless, in consideration of the Staff’s comment, the Registrant has enhanced the Fund’s prospectus disclosure and changed the Fund’s name as indicated above.

2.	Comment: The Fund’s principal investment strategies state that the Fund may have “indirect exposure to cryptocurrencies by virtue of its investments in companies that use one or more digital assets as part of their business activities or that hold digital assets as proprietary investments.” Please revise this sentence by inserting “operating” before “companies.”

Response: Comment accepted.

*            *            *

Should you have any questions or comments, please contact the undersigned at 202.261.3464.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel